SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 November 2005

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

☒

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

National Grid plc

Results for the six months ended 30 September 2005

Strong earnings growth. Positive outlook.

•     Earnings per share up 12%

•     Strong operating performance

•     Successful completion of gas network sales

•                  £2.5bn profit on disposal

•                  £2bn return of value to shareholders

•     Capital investment on track to increase from £1.5bn to £2bn per annum

Financial highlights - £ million (except where indicated)

	Six months ended 30 September
	2005		2004		% change
Business performance (Note A)
Operating profit – constant currency basis (Note B)	1,091		1,017		7
Operating profit – actual exchange rate	1,091		1,030		6
Pre-tax profit	776		697		11
Earnings	528		493		7
Earnings per share	17.9	p	16.0	p	12

Statutory results from continuing operations
Operating profit	1,044		958		9
Pre-tax profit	736		625		18
Earnings	499		448		11
Earnings per share	16.9	p	14.5	p	17

Statutory results
Gain on disposal of discontinued operations	2,534		13			*
Earnings	3,062		504			*

Interim dividend per share	10.2	p	8.5	p	20

* Not meaningful.

Sir John Parker, Chairman, said:

“National Grid continues to deliver strong operating performance, strong earnings growth and strong cash flows. This has been accompanied by our constant focus on safety and security of delivery. In addition, we are significantly increasing our level of investment over the medium term, which will support the Group’s future profit and dividend growth.

“In August, the Group returned £2bn to shareholders, one of the largest returns of value seen in the UK, following the successful completion of our UK gas distribution network sales.

“The Board has approved an interim dividend of 10.2p per ordinary share and views National Grid’s prospects with confidence and, accordingly, in line with our stated dividend policy, targets a 7% increase in the full 2005/06 dividend.  With this increase, the dividend per share will have grown by almost 60% since the merger with Lattice.”

Note A: Business performance results are the primary financial performance measure used by the Group, being the results for continuing operations before exceptional items and certain non-cash mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but which did not achieve hedge accounting.  Further details are provided in ‘Statutory Results and Business Performance’ on page 7.

Note B: “Constant currency basis” refers to the reporting of the actual first half results against the prior year first half results which, in respect of any US$ currency denominated activity, have been retranslated using the average US$ exchange rate for the six months ended 30 September 2005, which was $1.85 to £1.00. The average rate for the six months ended 30 September 2004 was $1.80 to £1.00.

National Grid
2005/06 Half Year Results

FINANCIAL RESULTS PRESENTATION

National Grid is reporting its results for the first time under IFRS.  The comparative results for the six months ended 30 September 2004 and for the fiscal year ended 31 March 2005 have also been presented on an IFRS basis and therefore differ from the UK GAAP results that have previously been published.

Unless otherwise stated, all financial commentaries are given on a business performance basis. Business performance represents the results for continuing operations before exceptional items and certain non-cash mark-to-market remeasurements of commodity contracts and financial instruments which do not relate to the Group’s underlying business performance.  Commentary provided in respect of results after exceptional items and certain non-cash mark-to-market remeasurements are described as ‘statutory’.

OVERVIEW

National Grid continues to deliver strong operating performance, producing growth in operating profit of 7% at constant currency, a 32% growth in continuing operating cash flows to £1.3bn and a 12% increase in basic earnings per share. This underpins the Group’s strongly progressive dividend policy of 7% increases each year through to March 2008.

The half-year results have been driven by continued residential volume growth in the US, a continued focus on efficiencies, particularly in UK gas distribution, favourable results from UK capacity auctions in liquefied natural gas (LNG) storage and the French interconnector, and a full-period contribution, in line with expectations, from Crown Castle UK(1).  The strong performance, aided by weather effects, more than offset an under recovery of commodity costs in the US (which will be recovered in full in future periods), a higher effective tax rate following the impact of changes to the UK tax environment, a weaker US dollar and the absence in the current period of certain one-off benefits recognised in the prior period.

In June, the Group successfully completed the sales of four of its UK gas distribution networks (network sales), receiving cash proceeds of £5.8bn, and in August returned £2bn of value to shareholders. The retained UK gas distribution business remains the largest in the UK, and its configuration is enabling the rapid and effective implementation of the ‘Way Ahead’ programme.

National Grid’s future profit growth is expected to be driven by achieving further efficiency gains, volume growth in the US and the returns on planned investment in its current businesses. The Group’s total annual investment is projected to grow by one-third, from £1.5bn to £2bn this year and remain at that level over the medium term. In particular, this reflects changing energy infrastructure requirements as the UK’s dependency on gas imports and its focus on renewable energy sources both increase along with the need to increase the rate of asset replacement in UK electricity transmission.  As planned, UK gas distribution replacement expenditure, half of which is added to the regulatory asset base, has increased 10% over the same period last year.

Investment for future growth is also expected in other Group operations.  The switchover to digital television is projected to require around £350m to £450m of industry investment between 2008 and 2012.  The Group believes National Grid Wireless is well placed to secure a significant portion of this investment.  By 2008, the Group will have invested £500m in the Isle of Grain LNG importation terminal.  Market appetite for further expansion at the Isle of Grain is currently being explored.

(1) National Grid acquired the UK assets of Crown Castle International Corp. on 31 August 2004.  For the six months ended 30 September 2004 there was a one month contribution from this business.

REVIEW OF GROUP RESULTS

National Grid’s operating profit increased by 7% to £1,091m, up £74m from £1,017m, on a constant currency basis.  This was driven by continued volume growth in the US, a sustained focus on efficiencies throughout the Group, particularly in UK gas distribution, favourable results from UK capacity auctions in LNG storage and the French interconnector and a full-period contribution from Crown Castle UK that was in line with expectations.  Beneficial weather effects, primarily in the US, also increased operating profit.  These factors more than offset a significant under recovery of commodity costs in the US and the absence in the current period of certain one-off benefits recognised in the same period last year.

Net finance costs decreased 5% from £334m to £317m. This was primarily the result of a decrease in average net borrowings following the network sales, which completed on 1 June 2005, partially offset by higher interest rates.

Profit before tax was up 11% to £776m from £697m.

The tax charge on profit for the period was £246m, £42m higher than the prior period due to increased profit before tax and a higher effective tax rate of 32%.  This rate reflected the change in the mix of Group profit following the network sales and the impact of changes to the UK tax environment.

The weaker US dollar reduced operating profit by £13m, but the net exchange rate impact on earnings, after interest, tax and minority interests, was £7m.

Earnings increased 7% from the same period last year to £528m from £493m, while earnings per share, which benefited from the share consolidation which took place on 1 August, increased 12% from 16.0p last year to 17.9p.  The Group’s seasonally more significant second half, due to increased winter gas usage in the UK, will reflect in full the share consolidation with a consequential impact on EPS.

Exceptional items and remeasurements comprised restructuring costs of £25m (£18m net of tax), exceptional finance charges of £35m (£27m net of tax), commodity remeasurements of £22m (£13m net of tax) and financial instrument remeasurement gains of £42m (£29m gain net of tax).  After these items, and minority interests of £2m, statutory earnings for the period for continuing operations were £499m.

Statutory basic earnings per share from continuing operations increased 17% to 16.9p, up from 14.5p last year.

The Group’s cash flows grew very strongly with operating cash flow from continuing operations up 32% to £1.3bn from £1.0bn.

National Grid’s investment in continuing operations increased significantly (15%) to £827m from £722m compared with the same period last year.  Investment in UK electricity transmission increased by £51m, primarily due to overhead line replacement.  Work has commenced on the Milford Haven gas transmission project where the Group expects to invest around £450m through to 2008.  As planned, UK gas distribution replacement expenditure, capitalised under IFRS, also increased, up from £126m to £139m.  Investment in the Group’s Other businesses decreased in this period as the Basslink project undertaken by National Grid Australia nears completion; however, investment is expected to increase by year end as the Isle of Grain Phase II spend increases in the second half.  The full-year level of investment for the Group is projected to be around £2bn.

Group net debt was £11.1bn as compared with £14.0bn at 1 April 2005. This reflected the receipt of £5.8bn upon completion of the network sales in June 2005, the £2bn return of value to shareholders in August 2005, the increase in capital investment and normal seasonal factors.  Net debt, excluding the remeasurement effects of IAS 39, is expected to remain around this level for the remainder of the year as the increased capital investment programme is expected to offset normal seasonal cash inflow.

An interim dividend of 10.2p per ordinary share ($0.8816 per American Depositary Share (ADS)) will be paid on 25 January 2006 to shareholders on the register as at 2 December 2005.

REVIEW OF OPERATIONS

A segmental analysis of the Group’s business performance is presented below:

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change
Operating profit (at constant currency)
UK electricity and gas transmission	397	388	2
US electricity transmission	68	68	—
UK gas distribution	94	78	21
US electricity and gas distribution	170	166	2
US stranded cost recoveries	251	240	5
Wireless infrastructure	36	8		*
Other businesses	75	69	9
Total	1,091	1,017	7

*Not meaningful.

TRANSMISSION

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change
Operating profit
UK electricity transmission	275	298	(8)
UK gas transmission	86	80	8
Other*	36	10	**
UK electricity and gas transmission	397	388	2

US electricity transmission
- constant currency basis	68	68	—
- actual exchange rate	68	70	(3)

*Other includes LNG storage and the French interconnector.  The Scottish interconnector is included in ‘UK electricity transmission’ in both periods.

** Not meaningful.

Operating profit from UK electricity and gas transmission was up 2% at £397m compared with £388m last year. This increase reflected higher gas Transmission Owner income, up £16m primarily from capacity auctions, as well as higher capacity auction income earned from both the Group’s LNG storage business and its French interconnector which are up a combined £26m from last year. This reflected the high demand from market participants for both LNG storage and interconnector capacity.  The higher auction income was partially offset by an increased Transmission Owner depreciation charge of £11m, a non-recurring one-off benefit to the same period last year of £15m, and lower revenues under the connections charging reform (‘Plugs’), the benefit of which decreased by £8m.

The Group is currently working with Ofgem on the extension of the UK electricity transmission price control by one year to April 2007.  In September, Ofgem published its initial proposals for the mini review to which the Group responded in October.  Final proposals from Ofgem are expected later this month.  Over the next twelve months, the Group will continue to work with Ofgem on the five-year electricity and gas transmission price control review.

In the US, operating profit from US electricity transmission was stable at constant currency.

In August, the US Congress passed the Energy Policy Act of 2005.  While the new law is not expected to have any immediate effect on the Group’s business, certain provisions, including transmission pricing incentives and the creation of National Interest Transmission Corridors, may benefit National Grid’s long-term US strategy.

UK GAS DISTRIBUTION

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change

Operating profit	94	78	21

Operating profit from the continuing UK gas distribution business was up 21% at £94m compared with £78m last year.  This reflected a very strong performance on costs, with operating expenditure (excluding shrinkage) reduced by £19m through realisation of the benefits of the Way Ahead programme.  Business rates were £11m higher than last year but are now being recovered as part of an average price increase of 4.6% implemented on 1 October 2005.  Shrinkage gas costs, which in this period increased by £2m, are forecast to increase further during the winter due to higher commodity costs.

The business remains on track to meet its cost reduction target by March 2007.  Controllable costs for the four retained networks, excluding increases in ongoing pension costs and shrinkage gas commodity prices, have decreased by 4% in real terms since March 2005 and have now decreased 24% in real terms since March 2002.  This is equivalent to cumulative savings in excess of £110m.

US DISTRIBUTION

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change

Operating profit (constant currency basis)
US electricity and gas distribution	170	166	2
US stranded cost recoveries(2)	251	240	5
	421	406	4

Operating profit (actual exchange rate)
US electricity and gas distribution	170	170	—
US stranded cost recoveries	251	247	2
	421	417	1

The strength of US electricity and gas distribution’s performance was partially masked by an under recovery of commodity costs. Operating profit for US electricity and gas distribution was up 2% at £170m on a constant currency basis compared with £166m last year.  This good performance, which more than offset the under recoveries of £25m for the first six months of the year (compared to an under recovery of £5m last year), was primarily driven by volume growth and a continued focus on cost efficiencies.

(2) Stranded cost recoveries relate to costs incurred by the former generation businesses that National Grid sold during industry restructuring in the US.  These costs are recovered in accordance with the Group’s US rate plans.

Under National Grid’s existing rate plans in the US, commodity costs are recovered in full from customers, although the profile of recovery may differ from the pattern of costs incurred.  Substantial rate increases were approved in September in both Massachusetts and Rhode Island to recover the higher commodity cost of electricity.  These rate increases have already been implemented.  In New York, commodity cost adjustments are made each month.

The operating profit contribution from US stranded cost recoveries for this period was £251m. This comprises the ongoing recovery of and return on the stranded cost base amounting to £173m, as well as £57m primarily related to the recovery of payments made under certain long term purchased power arrangements.  This segment has also benefited from a settlement reached with USGen New England, Inc. following the resolution of that company’s bankruptcy filing which resulted in £21m of operating profit.

Across the US Distribution business, electricity delivery volumes increased 4.8% compared to the prior year.  Excluding the effects of weather, higher margin residential sales deliveries increased by 2%, contributing to a £10m increase in operating profit.  The period-on-period weather effect increased operating profit by some £21m, primarily due to a warmer summer than last year.

US controllable costs were reduced by 2% in real terms since March 2005 as the business has continued its focus on cost efficiencies.

WIRELESS INFRASTRUCTURE

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change

Operating profit	36	8		*

*Not meaningful

Operating profit for Wireless infrastructure was £36m, up from £8m and reflected a full period contribution from the enlarged business.   These results are in line with expectations.  Strong performance in broadcast and the realisation of integration savings more than offset a softening in demand for mobile infrastructure.  Continuing advances in digital compression technology have enabled the business to create additional channel capacity.  Two channels have been sold to ITV and Channel 4 respectively and an auction for a third channel is currently underway.

National Grid Wireless has agreed to the continuation, on broadly similar terms, of its largest broadcast contract to deliver analogue television and radio services to the BBC.  This will run through to switchover in 2012 for television and 2013 for AM and FM radio.

OTHER BUSINESSES

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change

Operating profit	75	69	9

Operating profit from the Group’s Other businesses, was up 9% at £75m compared with £69m last year.  Strong performance by National Grid Metering, primarily from cost efficiency gains made in the period, was largely offset by the expected lower profits from National Grid Property.  By their nature, property sales can vary from period to period depending on the number and mix of properties sold.  The Group nevertheless expects full year results for National Grid Property to be in line with its expectations as its portfolio of properties remains robust.

Phase I at the Isle of Grain was commissioned in July and work on Phase II is well underway.  The return on investment is expected to be comfortably ahead of the Group’s weighted average cost of capital.  Cumulative investment has now reached £160m out of an expected £500m total spend, all of which is underpinned by 20-year contracts signed with BP, Centrica, Gaz de France and Sonatrach. The Group is currently assessing further development at the Isle of Grain.

The Group’s Basslink project in Australia, an interconnector project linking Victoria and Tasmania, supported by a long-term contract with Hydro Tasmania, is expected to commission in the second quarter of 2006.

STATUTORY EARNINGS AND BUSINESS PERFORMANCE

A reconciliation of business performance earnings to statutory earnings is presented below:

Six months ended 30 September	2005 (£m)	2004 (£m)	% Change

Business performance earnings	528	493	7
Exceptional items (after tax)	(45)	(25)	(80)
Remeasurements (after tax)	16	(20)		*
Statutory earnings from continuing operations	499	448	11
Discontinued operations profit after tax	29	43	(33)
Discontinued operations profit on disposal	2,534	13		*
Statutory earnings	3,062	504		*

*Not meaningful

Exceptional items in the period comprised exceptional restructuring costs of £25m (£18m net of tax) and exceptional finance costs on the early redemption of debt and on the B share scheme of £35m (£27m net of tax).

Remeasurements comprised £22m (£13m net of tax) of negative non-cash mark-to-market movements in the carrying value of certain legacy commodity contract obligations, primarily index-linked swap contracts in the US, and £42m (£29m net of tax) of positive non-cash mark-to-market movements in the carrying value of financial instruments, primarily derivatives, that are held for economic hedging purposes, but which did not achieve hedge accounting.

The results of discontinued operations include two months of contribution from the four regional gas distribution networks that were sold on 1 June 2005.  A gain on disposal of £2.5bn was recorded in the first half in respect of these sales.

Further details of ‘discontinued operations’ and ‘exceptional items and remeasurements’ are given in Note 3 and Note 4 respectively in the ‘Notes to the Interim Announcement’ section.

OUTLOOK AND DIVIDEND POLICY

The Board continues to have high confidence in the Group’s ability to generate future profit growth, given its opportunities for capital investment and continuing cost efficiencies. The Group will continue to maintain its disciplined approach to both organic and strategic investment.

The Board has approved an interim dividend of 10.2p per ordinary share ($0.8816 per American Depositary Share (ADS)).  The interim dividend will be paid on 25 January 2006 to shareholders on the register as at 2 December 2005.  National Grid expects the total dividend for 2005/06 to be 7% higher than last year and, looking ahead, continues to aim to increase dividends per ordinary share expressed in sterling by 7% in each financial year through to 31 March 2008.  A 7% increase to the 2005/06 total dividend would deliver growth of almost 60% since the merger with Lattice.

CONTACT DETAILS

National Grid:

Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

An analyst presentation will be held at Deutsche Bank AG, 75 London Wall, London EC2N 2DB at 9:00 am (UK time) today.

Live telephone coverage of the analyst presentation - password National Grid

Dial in number	+44 (0)20 7081 9429
US call in number	+1 866 432 7186

Telephone replay of the analyst presentation (available until 1 December 2005)

Dial in number	+44 (0)20 7081 9440
Account number	869448
Recording number	355761

A live web cast of the presentation will also be available at www.nationalgrid.com

Photographs are available on www.newscast.co.uk

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, the impact of the separation and sale by National Grid of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER	Notes	2005		2004 (i)		Year ended 31 March 2005 (i)
		£m		£m		£m
Group revenue	2a	3,891		3,378		7,382
Other operating income		23		20		70
Operating costs		(2,870)		(2,440)		(5,310)

Operating profit
- Before exceptional items and remeasurements	2b	1,091		1,030		2,443
- Exceptional items and remeasurements	4	(47)		(72)		(301)
Total operating profit	2c	1,044		958		2,142

Net finance costs
- Before exceptional items and remeasurements		(317)		(334)		(706)
- Exceptional items and remeasurements	4	7		—		—
	5	(310)		(334)		(706)

Share of post-tax results of joint ventures		2		1		3

Profit before taxation
- Before exceptional items and remeasurements		776		697		1,740
- Exceptional items and remeasurements		(40)		(72)		(301)
		736		625		1,439
Taxation
- Before exceptional items and remeasurements	6	(246)		(204)		(437)
- Exceptional items and remeasurements	4	11		27		118
		(235)		(177)		(319)
Profit from continuing operations after taxation
- Before exceptional items and remeasurements		530		493		1,303
- Exceptional items and remeasurements		(29)		(45)		(183)
Profit for the period from continuing operations		501		448		1,120

Profit for the period from discontinued operations
- Before exceptional items	3	44		82		352
- Exceptional items	3	2,519		(26)		(48)
		2,563		56		304
Profit for the period		3,064		504		1,424

Attributable to:
- Equity shareholders		3,062		504		1,424
- Minority interests		2		—		—
		3,064		504		1,424

Earnings per share
- Basic	7a	103.7	p	16.4	p	46.2	p
- Diluted	7b	103.1	p	16.4	p	46.0	p
Earnings per share from continuing operations
- Basic	7a	16.9	p	14.5	p	36.3	p
- Diluted	7b	16.8	p	14.5	p	36.2	p

Dividends per ordinary share: paid during the period	8	15.2	p	11.9	p	20.4	p
Dividends per ordinary share: approved or proposed to be paid		10.2	p	8.5	p	23.7	p

(i)        Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

GROUP BALANCE SHEET AT 30 SEPTEMBER	Note	2005	2004 (i)	At 31 March 2005 (i)
		£m	£m	£m
Non-current assets
Goodwill		2,140	2,107	2,031
Other intangible assets		357	337	358
Property, plant and equipment		18,175	22,395	22,645
Investments in joint ventures		18	19	17
Deferred tax assets		280	419	318
Other receivables		32	108	96
Investments		147	135	131
Derivative assets		405	—	—

Total non-current assets		21,554	25,520	25,596

Current assets
Inventories		164	158	101
Trade and other receivables		1,252	1,142	1,193
Financial investments and derivative assets		2,517	307	398
Cash and cash equivalents		547	381	272

Total current assets		4,480	1,988	1,964

Total assets		26,034	27,508	27,560

Current liabilities
Bank overdrafts		(23)	(28)	(18)
Borrowings and derivative liabilities		(4,025)	(3,310)	(3,243)
Trade and other payables		(1,660)	(2,029)	(2,337)
Current tax liabilities		(97)	(110)	(103)
Provisions		(201)	(229)	(273)

Total current liabilities		(6,006)	(5,706)	(5,974)

Non-current liabilities
Borrowings and derivative liabilities		(10,476)	(11,941)	(11,047)
Other non-current liabilities		(1,833)	(2,551)	(2,429)
Deferred tax liabilities		(2,170)	(3,045)	(3,189)
Pensions and other post-retirement benefit obligations		(2,283)	(2,493)	(2,282)
Provisions		(551)	(453)	(518)

Total non-current liabilities		(17,313)	(20,483)	(19,465)

Total liabilities		(23,319)	(26,189)	(25,439)

Net assets employed		2,715	1,319	2,121

Capital and reserves
Called up share capital		309	309	309
Share premium account		1,293	1,283	1,289
Retained earnings		6,085	4,830	5,650
Other reserves		(4,984)	(5,114)	(5,137)

Total shareholders’ equity		2,703	1,308	2,111
Minority interests		12	11	10

Total equity		2,715	1,319	2,121

Net debt (net of related derivative financial instruments) included above	10	11,055	14,591	13,638

(i)        Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

Net debt at 30 September 2004 and 31 March 2005 has not been adjusted to reflect the impact of IAS 39, which has been adopted from 1 April 2005 onwards.

			Year ended
GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 SEPTEMBER	2005	2004 (i)	31 March 2005 (i)
	£m	£m	£m
Exchange adjustments on translation of foreign operations (net of tax)	100	17	(6)
Actuarial (losses)/gains (net of tax)	(98)	38	187
Net gains taken to equity in respect of cash flow hedges (net of tax)	17	—	—
Net gains taken to equity on available for sale investments (net of tax)	3	—	—
Net income recognised directly in equity	22	55	181
Profit for the period	3,064	504	1,424
Effect of change in accounting policy – IAS 39 (ii)	(43)	—	—
Total recognised income and expense for the period	3,043	559	1,605

Attributable to:
- Equity shareholders	3,041	559	1,605
- Minority interests	2	—	—
	3,043	559	1,605

			Year ended
GROUP MOVEMENT IN TOTAL EQUITY FOR THE SIX MONTHS ENDED 30 SEPTEMBER	2005	2004 (i)	31 March 2005 (i)
	£m	£m	£m
Opening total equity	2,121	1,110	1,110
Effect of change in accounting policy – IAS 39 (ii)	(43)	—	—
Restated at 1 April 2005	2,078	1,110	1,110

Changes in total equity for the period
Net income recognised directly in equity	22	55	181
Profit for the period	3,064	504	1,424
Equity dividends	(469)	(366)	(628)
Return of capital to shareholders through ‘B’ share scheme	(2,009)	—	—
Issue of ordinary share capital	4	3	9
Movement in shares held in employee share trusts	13	4	5
Employee share option scheme issues (net of tax)	12	9	20
Closing total equity	2,715	1,319	2,121

(i)        Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

(ii)     The Group has adopted IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS 1. As a result, the balance sheet at 31 March 2005 and 30 September 2004 and the income statement for the periods ended 31 March 2005 and 30 September 2004 exclude the effect of IAS 32 and IAS 39.

GROUP CASH FLOW STATEMENT	2005	2004(i)	Year ended 31 March 2005(i)
FOR THE SIX MONTHS ENDED 30 SEPTEMBER	£m	£m	£m

Cash flows from operating activities
Operating profit	1,044	958	2,142
Adjustments for:
Exceptional items and remeasurements	47	72	301
Depreciation and amortisation	439	394	819
Share based payment charge	6	9	12
Changes in working capital	(105)	(365)	(105)
Changes in provisions	(22)	(4)	(119)
Changes in post-retirement benefit obligations	(34)	(20)	(19)

Cash flows before exceptional items – continuing operations	1,375	1,044	3,031
Cash flows relating to exceptional items	(63)	(76)	(120)
Cash flows relating to discontinued operations	(1)	149	547

Cash generated from operations	1,311	1,117	3,458
Tax paid – continuing operations	(83)	(67)	(52)
Tax paid – discontinued operations	(41)	(58)	(98)

Net cash inflow from operating activities	1,187	992	3,308

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(1,104)	(1,122)
Sale of investments	—	7	8
Purchases of intangible assets	(6)	(25)	(79)
Purchases of property, plant and equipment	(804)	(717)	(1,427)
Disposals of property, plant and equipment	5	8	22
Net movements in financial investments	(1,758)	25	(59)
Dividends received from joint ventures	2	3	5

Cash flows used in continuing operations investing activities	(2,561)	(1,803)	(2,652)
Cash flows relating to discontinued operations – disposal proceeds	5,754	—	—
Cash flows relating to discontinued operations – other	(115)	(201)	(323)

Net cash from/(used in) investing activities	3,078	(2,004)	(2,975)

Cash flows from financing activities
Proceeds from issue of share capital	17	7	13
(Decrease)/increase in borrowings	(1,197)	1,860	1,052
Net interest paid	(403)	(383)	(762)
Dividends paid to shareholders	(469)	(366)	(628)
Cash paid to shareholders under ‘B’ share scheme	(1,957)	—	—

Net cash (used in)/from financing activities	(4,009)	1,118	(325)

Net increase in cash and cash equivalents	256	106	8
Exchange movements	14	—	(1)
Cash and cash equivalents at start of period (ii)	254	247	247

Cash and cash equivalents at end of period (ii)	524	353	254

(i)             Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

(ii)          Net of bank overdrafts.

NOTES TO THE INTERIM ANNOUNCEMENT

1. Basis of preparation and reconciliations of UK GAAP to IFRS

Basis of preparation

The financial information contained in this announcement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 March 2005 were prepared under UK Generally Accepted Accounting Principles (UK GAAP), which have been delivered to the Registrar of Companies.  The auditors’ report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The financial information in respect of the six months ended 30 September 2005 included in this interim announcement has been prepared in accordance with the principles of International Financial Reporting Standards (IFRS) and is unaudited but has been reviewed by the auditors and their report is attached to this document. It has been prepared on the basis of the provisional accounting policies applicable for the year ending 31 March 2006 as set out in the Group’s IFRS conversion statement for the year ended 31 March 2005, which was published on 29 July 2005.  This interim announcement should be read in conjunction with the IFRS conversion statement which is available from the Group’s website on www.nationalgrid.com. All descriptions used in the Group’s IFRS conversion statement have the same meaning when used in this announcement unless stated otherwise.

The financial information in respect of the year ended 31 March 2005 has been derived from the Group’s IFRS conversion statement for the year ended 31 March 2005. The Group’s results for the six months ended 30 September 2004 were previously published on 30 September 2005 and are unaudited.

As noted in the IFRS conversion statement, the comparative results and financial position under IFRS are subject to change as there is not yet a significant established practice from which to draw conclusions on the application and interpretation of IFRS. Further standards may be issued by the International Accounting Standards Board that could be adopted for financial years beginning after 1 April 2005. In addition, standards currently in issue and adopted by the European Union (EU) are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee. In particular, the amended version of IAS 19 “Employee Benefits” permitting the recognition of actuarial gains and losses in the statement of recognised income and expense has not yet been endorsed by the EU.

The Group has adopted IAS 32 and IAS 39 on financial instruments prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS 1. As a result, the balance sheet at 31 March 2005 and 30 September 2004 and the income statement for the periods ended 31 March 2005 and 30 September 2004 exclude the effect of IAS 32 and IAS 39. The adoption of IAS 39 had the effect of increasing net debt by £348m and reducing net assets by £43m. The increase in net debt and reduction in net assets was £41m and £29m respectively higher than the amounts presented in the IFRS conversion statement, arising from a reassessment of the accounting treatment of certain financial instruments on the transition to IAS 39.

A reassessment of the IFRS adjustment for regulatory assets has resulted in an increase in net assets under IFRS at 1 April 2004 and 31 March 2005 of £26m compared to the value attributed to net assets as presented in the IFRS conversion statement. There was no impact on the income statement for the six months ended 30 September 2004, nor for the year ended 31 March 2005.

In August 2005, the provisional fair values applied on the acquisition of the UK operations of Crown Castle International Corp. were reviewed and a number of adjustments were made to those provisional fair values as a result of better information becoming available. As required by IFRS 3 “Business Combinations”, the balance sheets presented for September 2004 and March 2005 have been re-presented to reflect these fair value adjustments. The overall impact on the carrying value of net assets was £nil: goodwill increased by £10m; property, plant and equipment decreased by £8m; deferred tax liabilities decreased by £4m; and non-current provisions increased by £6m. There was no impact on the income statement for the six months ended 30 September 2004, nor for the year ended 31 March 2005.

A past service pension cost of £41m (£24m net of tax) that arose in the second half of 2004/05, which was previously included in operating profit before exceptional items and remeasurements, has been reclassified as an exceptional item as reported in note 4.

This announcement was approved by the Board of Directors on 16 November 2005.

Reconciliations from UK GAAP to IFRS

a) Reconciliation of UK GAAP to IFRS profit

The following tables show the effect of IFRS measurement and presentation adjustments on profit for the year and net assets measured under UK GAAP as a consequence of applying IFRS measurement principles as compared with UK GAAP:

	Six months ended 30 Sept 2004	Year ended 31 March 2005
	£m	£m
Profit for the period before minority interests under UK GAAP	213	907

IFRS measurement adjustments
Replacement expenditure	118	236
Derecognition of regulatory assets	98	151
Goodwill amortisation	47	109
Amortisation of intangible assets other than goodwill	(1)	(4)
Pensions and other post-retirement benefits	32	41
Deferred taxation	(4)	(11)
Other adjustments	(1)	(6)
	289	516
IFRS presentation adjustments
Non-equity minority interests	(1)	(2)
Share of results of joint ventures	3	3
	2	1
Profit for the period under IFRS	504	1,424
Less: profit for the period under IFRS – discontinued operations	(56)	(304)
Profit for the period under IFRS – continuing operations	448	1,120

b) Reconciliation of UK GAAP to IFRS net assets

	At 30 Sept 2004	At 31 March 2005
	£m	£m
Net assets under UK GAAP	1,295	1,391

IFRS measurement adjustments
Replacement expenditure	2,896	3,014
Derecognition of regulatory assets	(1,725)	(1,587)
Goodwill	(32)	28
Intangible assets other than goodwill	97	99
Pensions and other post-retirement benefits	(1,328)	(1,149)
Deferred taxation	(88)	(95)
Dividends	262	469
Other adjustments	(19)	(27)
	63	752
IFRS presentation adjustments
Non-equity minority interests	(39)	(22)
Net assets under IFRS	1,319	2,121

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

Explanations of the UK GAAP to IFRS adjustments have been provided in the IFRS conversion statement, available on the Group’s website on www.nationalgrid.com.

2.  Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of the Group’s business activities. The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks, the gas National Transmission System in the UK, UK liquefied natural gas storage activities and the Scottish and French electricity interconnectors
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	Four of the eight regional networks of Britain’s gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and electricity distribution in New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephony infrastructure in the UK and US

Other activities primarily relate to UK based gas metering activities, UK property services and the Group’s energy technology and systems solutions business.

UK liquefied natural gas storage activities and the Scottish and French electricity interconnectors are included within UK electricity and gas transmission, having previously been reported within other activities.  This change in segmental presentation follows a change in the organisational and management structure within the Group and the change in regulatory arrangements for the Scottish interconnector following the introduction of British Electricity Trading and Transmission Arrangements (BETTA). The segmental results for the six months ended 30 September 2004 and for the year ended 31 March 2005 have been amended to reflect this change. The impact of this change on the segment results for the six months ended 30 September 2004 was to increase UK electricity and gas transmission revenue by £30m and operating profit by £19m, to reduce other activities revenue by £51m and operating profit by £19m and to reduce intra-group revenue eliminations by £21m.  The impact of this change on segment results for the year ended 31 March 2005 was to increase UK electricity and gas transmission revenue by £65m and operating profit by £42m, to reduce other activities revenue by £110m and operating profit by £42m and to reduce intra-group revenue eliminations by £45m.  There was no difference between the impact on operating profit before exceptional items and remeasurements and that for operating profit after exceptional items and remeasurements.

Discontinued operations comprise the operations of the four gas distribution networks that the Group sold on 1 June 2005 and the results of Citelec, an Argentinian joint venture sold in August 2004.

The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The Group’s primary reporting format is by business and the secondary reporting format is by geographical area.

a)              Group revenue

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	1,154	900	1,995
US electricity transmission	152	149	284
UK gas distribution	439	405	1,113
US electricity and gas distribution	1,539	1,449	3,087
US stranded cost recoveries	244	257	409
Wireless infrastructure	155	52	208
Other activities	359	379	734
Sales between businesses	(151)	(213)	(448)
Group revenue	3,891	3,378	7,382

Continuing operations – geographical segments
UK	1,960	1,529	3,621
US	1,931	1,849	3,761
Group revenue	3,891	3,378	7,382

b)              Operating profit – before exceptional items and remeasurements

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	397	388	859
US electricity transmission	68	70	126
UK gas distribution	94	78	424
US electricity and gas distribution	170	170	375
US stranded cost recoveries	251	247	465
Wireless infrastructure	36	8	42
Other activities	75	69	152
Operating profit before exceptional items and remeasurements	1,091	1,030	2,443

Continuing operations – geographical segments
UK	600	541	1,473
US	491	489	970
Operating profit before exceptional items and remeasurements	1,091	1,030	2,443

c)  Operating profit – after exceptional items and remeasurements

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Continuing operations – business segments
UK electricity and gas transmission	396	388	857
US electricity transmission	68	68	119
UK gas distribution	69	60	333
US electricity and gas distribution	170	156	258
US stranded cost recoveries	229	215	427
Wireless infrastructure	35	2	29
Other activities	77	69	119
Operating profit after exceptional items and remeasurements	1,044	958	2,142

Continuing operations – geographical segments
UK	575	517	1,335
US	469	441	807
Operating profit after exceptional items and remeasurements	1,044	958	2,142

3.  Discontinued operations

On 1 June 2005, the Group disposed of its holding in four of the eight regional gas distribution networks. The results of these operations were previously included within the UK gas distribution segment. The Group disposed of its interest in Citelec, an Argentinian joint venture in August 2004.

Results of discontinued operations

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Revenue	168	407	1,102
Operating costs	(120)	(329)	(666)
Operating profit before exceptional items	63	125	510
Exceptional items (i)	(15)	(47)	(74)
Total operating profit from discontinued operations	48	78	436
Share of post-tax results of joint venture	—	(5)	(5)
Profit before taxation from discontinued operations	48	73	431
Taxation	(19)	(30)	(140)
Profit from discontinued operations	29	43	291

Gain on disposal of gas distribution networks	2,557	—	—
Gain on disposal of joint venture	—	13	13
Gains on disposal of discontinued operations before tax	2,557	13	13
Taxation	(23)	—	—
Gain on disposal of discontinued operations	2,534	13	13
Total profit for the period
- Before exceptional items	44	82	352
- Exceptional items including gain on disposal	2,519	(26)	(48)
Total profit for the period from discontinued operations	2,563	56	304

(i)        The operating exceptional item in the six months ended 30 September 2005 related to a fine incurred in respect of a breach of the Health and Safety at Work Act arising from a gas explosion in Scotland in December 1999. Exceptional items for the six months ended 30 September 2004 related to restructuring costs. Exceptional items for the year ended 31 March 2005 related to restructuring costs (£70m) and environmental costs (£4m).

4. Exceptional items and remeasurements

The Group separately discloses items of income and expenditure that are material, either by their nature or their size, that are relevant to an understanding of the Group’s financial performance. These include exceptional income or charges that do not relate to the underlying financial performance of the Group and certain remeasurement gains or losses arising from movements in the carrying value of commodity contracts and of financial instruments, principally derivatives, that do not achieve hedge accounting.

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Continuing operations
Exceptional items – restructuring costs (i)	25	40	121
Exceptional items – past service pension costs (ii)	—	—	41
Exceptional items – environmental related provisions (iii)	—	—	101
Remeasurements – commodity contracts (iv)	22	32	38
Total exceptional items and remeasurements included within operating profit	47	72	301

Exceptional finance costs (v)	35	—	—
Remeasurements – net gains on financial instruments (vi)	(42)	—	—
Total exceptional items and remeasurements included within net finance costs	(7)	—	—
Total exceptional items and remeasurements before taxation	40	72	301

Tax on restructuring costs (i)	(7)	(15)	(34)
Tax on exceptional past service pension costs (ii)	—	—	(17)
Tax on environmental provision (iii)	—	—	(39)
Other exceptional tax credits	—	—	(13)
Tax on commodity contract remeasurements (iv)	(9)	(12)	(15)
Tax on exceptional finance costs (v)	(8)	—	—
Tax on financial instrument remeasurements (vi)	13	—	—
Tax credit on exceptional items and remeasurements	(11)	(27)	(118)

(i)             Restructuring costs relate to planned cost reduction programmes in the UK and US businesses. For the six months ended 30 September 2005, restructuring costs included pension curtailment costs of £19m arising as a result of redundancies.

(ii)          Past service pension costs arose from the renegotiation of terms and conditions of service with certain employees in the US.

(iii)       During the year ended 31 March 2005, a review of the environmental provisions was undertaken to take into account the impact of recent changes to UK regulations on waste disposal. This review, together with related revisions to the expected UK expenditure profile, resulted in a charge of £41m in 2005. Following a similar review in the US of its environmental provision, an additional exceptional charge of £60m was made for site restoration, which reflected the experience of restoring similar sites.

(iv)      Remeasurements – commodity contracts represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the Group’s existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred.

(v)         Exceptional finance costs in 2005 represent costs incurred on the early redemption of debt following the disposal of the four gas distribution networks (£26m), together with issue costs associated with the ‘B’ share scheme (£9m).

(vi)      Remeasurements – net gains on financial instruments represent mark-to-market movements in the fair value of financial instruments, primarily derivatives, that are mainly held for economic hedging purposes, but which do not achieve hedge accounting or are partly ineffective under IAS 39.

5. Finance costs

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Interest income	32	34	64
Pensions – expected return on scheme assets	458	443	882
Interest income and similar income	490	477	946

Interest payable	(383)	(395)	(827)
Finance charges on the early redemption of debt and ‘B’ share scheme	(35)	—	—
Pensions – interest on scheme liabilities	(451)	(444)	(881)
Unwinding of discount on provisions	(6)	(3)	(7)
Less: interest capitalised	33	31	63
	(842)	(811)	(1,652)
Net gains on derivative financial instruments	36	—	—
Net gains on financial investments	6	—	—
Interest payable and other finance costs	(800)	(811)	(1,652)

Net finance costs	(310)	(334)	(706)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(317)	(334)	(706)
Exceptional finance costs and remeasurements (note 4)	7	—	—
	(310)	(334)	(706)

6. Taxation

The tax charge of £246m (30 September 2004: £204m) on profit before taxation, excluding exceptional items and remeasurements, for the six months ended 30 September 2005, is based on the estimated effective tax rate for the year ending 31 March 2006 of 31.8% (30 September 2004: 29.3%) excluding exceptional items and remeasurements.

7. Earnings per share

a) Basic earnings per share

							Year ended	Year ended
							31 March	31 March
Six months ended 30 September	2005	2005		2004	2004		2005	2005
	£m	pence		£m	pence		£m	pence
Adjusted earnings per share – continuing operations	528	17.9	p	493	16.0	p	1,303	42.3	p
Exceptional operating items	(25)	(0.9	)p	(40)	(1.3	)p	(263)	(8.5	)p
Exceptional finance costs	(35)	(1.2	)p	—	—		—	—
Tax on exceptional items	15	0.5	p	15	0.5	p	103	3.3	p
Remeasurements	20	0.7	p	(32)	(1.1	)p	(38)	(1.2	)p
Tax on remeasurements	(4)	(0.1	)p	12	0.4	p	15	0.4	p
Earnings per share – continuing operations	499	16.9	p	448	14.5	p	1,120	36.3	p

Adjusted earnings per share – discontinued operations	44	1.5	p	82	2.7	p	352	11.4	p
Gain on disposal of gas distribution networks (net of tax)	2,534	85.8	p	—	—		—	—
Other exceptional items (net of tax)	(15)	(0.5	)p	(26)	(0.8	)p	(48)	(1.5	)p
Earnings per share – discontinued operations	2,563	86.8	p	56	1.9	p	304	9.9	p

Earnings per share	3,062	103.7	p	504	16.4	p	1,424	46.2	p

	millions	millions	millions
Weighted average number of shares – basic (i)	2,953	3,080	3,082

(i)        The Group completed a 43 for 49 share consolidation on 1 August 2005, which has reduced the weighted average number of shares for the six months ended 30 September 2005. This consolidation will have a greater impact on earnings per share in the second half of the year.

b)  Diluted earnings per share

							Year ended	Year ended
							31 March	31 March
Six months ended 30 September	2005	2005		2004	2004		2005	2005
	£m	pence		£m	pence		£m	pence
Adjusted diluted earnings per share – continuing operations	528	17.8	p	493	16.0	p	1,303	42.1	p
Exceptional operating items	(25)	(0.9	)p	(40)	(1.3	)p	(263)	(8.5	)p
Exceptional finance costs	(35)	(1.2	)p	—	—		—	—
Tax on exceptional items	15	0.5	p	15	0.5	p	103	3.3	p
Remeasurements	20	0.7	p	(32)	(1.1	)p	(38)	(1.2	)p
Tax on remeasurements	(4)	(0.1	)p	12	0.4	p	15	0.5	p
Diluted earnings per share – continuing operations	499	16.8	p	448	14.5	p	1,120	36.2	p

Adjusted diluted earnings per share – discontinued operations	44	1.5	p	82	2.7	p	352	11.4	p
Gain on disposal of gas distribution networks (net of tax)	2,534	85.3	p	—	—		—	—
Other exceptional items (net of tax)	(15)	(0.5	)p	(26)	(0.8	)p	(48)	(1.6	)p
Diluted earnings per share – discontinued operations	2,563	86.3	p	56	1.9	p	304	9.8	p

Diluted earnings per share	3,062	103.1	p	504	16.4	p	1,424	46.0	p

	millions	millions	millions
Weighted average number of shares – diluted	2,970	3,093	3,096

8. Dividends

The following table shows the dividends paid to equity shareholders:

Six months ended 30 September	2005		2005	2004		2004	Year ended 31 March 2005		Year ended 31 March 2005
	pence per share		£m	pence per share		£m	pence per share		£m
Final – 2004/05	15.2	p	469	—		—	—		—
Interim – 2004/05	—		—	—		—	8.5	p	262
Final – 2003/04	—		—	11.9	p	366	11.9	p	366
	15.2	p	469	11.9	p	366	20.4	p	628

The Board has approved an interim dividend of 10.2p (£276m) to be paid in respect of the period ended 30 September 2005.

9. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2005	2004	Year ended 31 March 2005
	£m	£m	£m
Movement in cash and cash equivalents	256	106	8
Increase/(decrease) in financial investments	1,758	(25)	59
Decrease/(increase) in borrowings and derivatives	1,197	(1,860)	(1,052)
Cash paid to shareholders under ‘B’ share scheme	1,957	—	—
Net interest paid (i)	403	n/a	n/a
Change in net debt resulting from cash flows	5,571	(1,779)	(985)
Exchange adjustments (i)	n/a	(73)	112
Changes in fair value of financial assets and liabilities and exchange movements (i)	(254)	n/a	n/a
Issue of ‘B’ shares	(2,009)	—	—
Net interest charge (i)	(386)	n/a	n/a
Other non-cash movements	9	(2)	(28)
Movement in net debt (net of related derivative financial instruments) in the period	2,931	(1,854)	(901)
Net debt at start of period	(13,638)	(12,737)	(12,737)
Impact of adoption of IAS 32 and IAS 39 (i)	(348)	—	—
Revised net debt (net of related derivative financial instruments) at start of period	(13,986)	(12,737)	(12,737)
Net debt (net of related derivative financial instruments) at end of period	(11,055)	(14,591)	(13,638)

(i)        The adoption of IAS 39 resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005. As described in note 1, details relating to the effect of the adoption of IAS 39 on net debt at 1 April 2005 are contained within the Group’s ‘IFRS conversion statement’ issued on 29 July 2005. Consequently, changes in fair value of financial assets and liabilities are reported in 2005. Amounts previously reported as exchange adjustments are included within changes in fair value of financial assets and liabilities and exchange movements. In addition net interest is reported as part of net debt at 30 September 2005.

10. Net debt

At 30 September	2005	2004	31 March 2005
	£m	£m	£m
Cash and cash equivalents	547	381	272
Bank overdrafts	(23)	(28)	(18)
Net cash and cash equivalents	524	353	254
Financial investments	2,158	307	398
Borrowings	(14,216)	(15,251)	(14,290)
	(11,534)	(14,591)	(13,638)
Net debt related derivative financial assets (i)	764
Net debt related derivative financial liabilities (i)	(285)
Net debt (net of related derivative financial instruments)	(11,055)

(i)        As measured in accordance with the requirement of IAS 39.

There are no comparatives for net debt related derivative assets and liabilities as the Group adopted IAS 39 with effect from 1 April 2005 consistent with the requirements of IFRS 1. The adoption of IAS 39 also resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005.  As described in note 1, details relating to the effect of the adoption of IAS 39 on net debt at 1 April 2005 are contained within the Group’s ‘IFRS conversion statement’ issued on 29 July 2005.

11. Exchange rates

The Group’s results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions.  The US dollar to sterling exchange rates used were:

30 September	2005	2004	31 March 2005
Closing rate applied at period end	1.76	1.80	1.89
Average rate applied for the period	1.85	1.80	1.87

INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the Group interim balance sheet as at 30 September 2005 and the related Group interim statements of income, cash flows, recognised income and expense and movement in shareholders’ equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006, are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

London

16 November 2005

Notes:

(a)          The maintenance and integrity of the National Grid plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b)         Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

	By:	/s/ David C Forward

David C Forward
Assistant Secretary

Date: 17 November 2005